Exhibit 21.1

SUBSIDIARIES OF BOWLERO CORP.

Name of Subsidiary	Jurisdiction of Organization
AMF Bowling Centers, Inc.	Virginia

Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X